Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – May 2, 2019

FORTIS INC. SHAREHOLDERS APPROVE ELECTION OF DIRECTORS,
APPOINTMENT OF AUDITORS AND SAY ON PAY

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) announced the voting results from its Annual Meeting of Shareholders held today in St. John's, Newfoundland and Labrador. Shareholders voted in favour of all items of business before the meeting, including electing the nominated directors, appointing Deloitte LLP as the Corporation's auditors and voting on an advisory basis to accept the Corporation's approach to executive compensation.

Election of Directors

Fortis shareholders elected the following 12 individuals to the Fortis board of directors to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:

Nominees	Votes For		Votes Withheld
Tracey C. Ball	235,524,929	99.40%	1,432,728	0.60%
Pierre J. Blouin	235,335,421	99.31%	1,623,536	0.69%
Paul J. Bonavia	236,092,048	99.63%	865,135	0.37%
Lawrence T. Borgard	235,468,940	99.37%	1,488,817	0.63%
Maura J. Clark	235,377,365	99.33%	1,581,592	0.67%
Margarita K. Dilley	235,386,290	99.34%	1,572,667	0.66%
Julie A. Dobson	235,505,579	99.39%	1,452,178	0.61%
Ida J. Goodreau	234,886,715	99.13%	2,072,242	0.87%
Douglas J. Haughey	234,756,296	99.07%	2,202,659	0.93%
Barry V. Perry	235,440,177	99.36%	1,517,361	0.64%
Joseph L. Welch	236,443,867	99.78%	515,090	0.22%
Jo Mark Zurel	235,293,624	99.30%	1,665,333	0.70%

Appointment of Auditors

Shareholders of the Corporation approved the appointment of Deloitte LLP as the Corporation's auditors to hold office until the close of the next Annual Meeting of Shareholders.

Votes For		Votes Withheld
244,170,325	99.79%	513,294	0.21%

Say on Pay

Shareholders approved the non-binding advisory vote regarding the Corporation's approach to executive compensation ("Say on Pay") at the Annual Meeting of Shareholders. The Fortis board of directors takes the results of the Say on Pay vote into account when considering future compensation policies, practices and decisions and in determining whether there is a need to increase engagement with shareholders on compensation and related matters.

Votes For		Votes Against
229,397,707	96.81%	7,560,244	3.19%

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at March 31, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com